Exhibit 99.1

Evaxion Biotech Announces Fourth Quarter and Full Year 2021 Financial Results and Provides Business Update

●	Completed follow-on public offering (FPO) of 3,942,856 ordinary shares represented by American Depositary Shares (ADSs) raising net proceeds of $24.9 million after deducting underwriting discounts, commissions and other offering expenses

●	Announced clinical trial collaboration and supply agreement with subsidiaries of Merck & Co., Inc. (known as MSD outside of the United States and Canada) to evaluate the combination of Evaxion’s cancer immunotherapy EVX-01 with Merck’s anti-PD-1 therapy KEYTRUDA® (pembrolizumab) in Phase 2b clinical trial in patients with metastatic melanoma (skin cancer)

●	Cash and cash equivalents of $32.2 million at end of 2021, combined with €7.0 million (approximately $7.7 million) proceeds from draw down of European Investment Bank loan, expected to fund operations for at least next 12 months

●	Evaxion will host webcast and conference call today, March 22, at 8:30 am EDT

Copenhagen, Denmark, March 22, 2022 (GLOBE NEWSWIRE) – Evaxion Biotech A/S (NASDAQ: EVAX) (“Evaxion” or the “Company”), a clinical-stage biotechnology company specializing in the development of AI-driven immunotherapies, announced today the fourth quarter and full-year 2021 financial results and provided an operational update.

Lars Wegner, CEO of Evaxion, said: “Evaxion continued to demonstrate exciting clinical momentum in the fourth quarter of 2021, beginning a clinical collaboration with Merck for a new Phase 2b trial, combining EVX-01 and Merck’s KEYTRUDA®, to address a significant unmet medical need. On January 18, 2022, we received Australian clearance to begin this Phase 2b trial, which is a significant step forward for Evaxion and our exciting pipeline of immunotherapies. Data from the previous Phase 1/2a trial have shown that EVX-01 may be able to improve the treatment landscape in melanoma and possibly other cancers and we are excited to continue the clinical progress of our lead product candidate EVX-01 in collaboration with Merck. Our cash reserves of $32.2 million as of the end of the fourth quarter provide a solid financial foundation and will facilitate the continued development of our lead programs.”

Operational and Business Highlights in the Fourth Quarter of 2021

●	Completed FPO of 3,942,856 ordinary shares represented by ADSs raising net proceeds of $24.9 million after deducting underwriting discounts, commissions and other offering expenses

●	Announced clinical trial collaboration and supply agreement with Merck to evaluate the combination of Evaxion’s cancer immunotherapy EVX-01 with KEYTRUDA® in Phase 2b clinical trial in patients with metastatic melanoma

●	Awarded this year’s Enabling Technology Leadership Award in the artificial intelligence-enabled drug discovery industry by global research and consulting firm Frost & Sullivan

●	Presented at the Immuno UK 2021 conference held in London in October

Events after the Reporting Period

●	Received regulatory clearance to initiate phase 2b trial of EVX-01 in combination with KEYTRUDA® for treatment of metastatic melanoma

●	Completed recruitment for Phase 1/2a clinical trial for EVX-02, advancing into a dedicated Phase 2b clinical adjuvant trial in patients with resectable melanoma

●	Announced publication on personalized therapy with EVX-01 in patients with metastatic melanoma in open access, peer-reviewed journal OncoImmunology

●	Announced leadership changes for Chief Operating Officer and Chief Financial Officer

●	Received first tranche €7.0 million (approximately $7.7 million) from our European Investment Bank (EIB) loan in February 2022

Expected milestones in 2022

●	Phase 2b first patient, first visit with EVX-01 for metastatic melanoma (peptide-based, personalized cancer therapy)

●	Phase 2b regulatory filing for EVX-02/03 in patients with resectable melanoma (DNA-based, personalized cancer therapy)

●	Phase 2b first patient, first visit with EVX-02/03

●	Phase 1 regulatory filing for EVX-B1 (S. aureus) in skin and soft tissue infections

●	Second bacteria target selected from EDEN platform

●	First viral candidate selected from RAVEN platform

Full Year 2021 Financial Results

●	Cash position: As of December 31, 2021, cash and cash equivalents were $32.2 million as compared to $5.8 million as of December 31, 2020. On November 9, 2021, we closed our FPO raising net proceeds of $24.9 million after deducting underwriting discounts, commissions and other offering expenses.

●	Research and Development expenses were $19.6 million for the year ended December 31, 2021 as compared to $10.9 million for the year ended December 31, 2020. The increase was primarily related to increased spending, net of grant income, for ongoing development on our platform, preclinical product candidates, and clinical trials. In addition, employee-related costs increased due to higher headcount.

●	General and Administrative expenses were $6.3 million for the year ended December 31, 2021 as compared to $5.7 million for the year ended December 31, 2020. The increase was primarily due to an increase in professional fees related to the expansion of our corporate function for our Initial Public Offering (IPO), partially offset by a decrease in employee-related costs.

●	Net loss was $24.5 million for the year ended December 31, 2021 or ($1.26) loss per basic and diluted share as compared to $15.0 million, or ($0.97) loss per basic and diluted share for the year ended December 31, 2020.

Guidance

●	We expect the net proceeds from our IPO, our FPO, funds from draws on amounts available under our EIB loan and our existing cash and cash equivalents will be sufficient to fund our operating expenses and capital expenditure requirements through at least 12 months subsequent to the date of our 2021 annual report.

Webcast and Conference Call

Evaxion will host a webcast and conference call today, March 22, at 8:30 a.m. EDT.

To dial-in for the conference call, please use the following details:

US: 877-407-0792

International: +1-201-689-8263

Conference ID: 13727933

Alternatively to access the audio webcast, please visit the events page of Evaxion’s website at:

https://evaxion-biotech.com/news-and-events/events/default.aspx

KEYTRUDA® is a registered trademark of Merck Sharp & Dohme Corp., a subsidiary of Merck & Co., Inc. Kenilworth, NJ, USA.

About Evaxion

Evaxion Biotech A/S is a clinical-stage AI-immunology™ platform company decoding the human immune system to discover and develop novel immunotherapies to treat cancer, bacterial diseases and viral infections. Based on its proprietary and scalable AI-immunology core technology, Evaxion is developing a broad pipeline of novel product candidates which currently includes three patient-specific cancer immunotherapies.

For more information
Evaxion Biotech A/S	LifeSci Advisors LLC
Niels Iversen Moller, M.D.	Corey Davis, Ph.D.
Chief Financial Officer	Managing Director
nim@evaxion-biotech.com	cdavis@lifesciadvisors.com
+45 27 11 62 27	212-915-2577

Source: Evaxion Biotech

Forward-looking statement

This announcement contains forward-looking statements that involve substantial risks and uncertainties. All statements, other than statements of historical facts, included in this announcement regarding the Company’s future operations, plans and objectives are forward-looking statements. Although the Company believes its expectations are based on reasonable assumptions, all statements other than statements of historical fact included in this announcement about future events are subject to (i) change without notice and (ii) factors beyond the Company’s control. These statements may include, without limitation, any statements preceded by, followed by, or including words such as “target,” “believe,” “expect,” “hope,” “aim,” “intend,” “may,” “might,” “anticipate,” “contemplate,” “continue,” “estimate,” “plan,” “potential,” “predict,” “project,” “will,” “can have,” “likely,” “should,” “would,” “could”, and other words and terms of similar meaning or the negative thereof. Actual results may differ materially from those indicated by such forward-looking statements as a result of various factors, including but not limited to: risks associated with the Company’s financial condition and need for additional capital; risks associated with the Company’s development work; cost and success of the Company’s product development activities and preclinical and clinical trials; risks related to commercializing any approved pharmaceutical product developed using the Company’s AI platform technology, including the rate and degree of market acceptance of the Company’s product candidates; risks related to the Company’s dependence on third parties including for conduct of clinical testing and product manufacture; risks associated with the Company’s inability to enter into partnerships; risks related to government regulation; risks associated with protection of the Company’s intellectual property rights; risks related to employee matters and managing growth; risks related to the Company’s ADSs and ordinary shares, risks associated with the pandemic caused by the coronavirus known as COVID-19 and its variants such as Delta and Omicron, risks associated with the recent invasion of the Ukraine by Russia and other risks and uncertainties affecting the Company’s business operations and financial condition.

Forward-looking statements are subject to inherent risks and uncertainties beyond the Company’s control that could cause the Company’s actual results, performance, or achievements to be materially different from the expected results, performance, or achievements expressed or implied by such forward-looking statements. For a further description of the risks and uncertainties that could cause actual results to differ from those expressed in these forward-looking statements, as well as risks relating to the Company’s business in general, see the risks described in the “Risk Factors” section included in the Company’s prospectus filed on November 5, 2021 and the Company’s current and future reports filed with, or submitted to, the U.S. Securities and Exchange Commission (SEC). Any forward-looking statements contained in this announcement speak only as of the date hereof, and except as required by law, the Company assumes no obligation to update these forward-looking statements publicly, or to update the reasons actual results could differ materially from those anticipated in the forward-looking statements, even if new information becomes available in the future.

Evaxion Biotech A/S

Consolidated Statements of Financial Position Data (Unaudited)

(USD in thousands)

	Dec 31,	Dec 31,
	2021	2020
Cash and cash equivalents	$32,166	$5,834
Total assets	40,163	11,965
Total liabilities	7,726	4,927
Share capital	3,755	2,648
Other reserves	79,114	31,669
Accumulated deficit	(50,432)	(27,279)
Total equity	32,437	7,038
Total liabilities and equity	$40,163	$11,965

Evaxion Biotech A/S

Consolidated Statements of Comprehensive Loss Data (Unaudited)

(USD in thousands, except per share data)

	Three Months		Twelve months
	Ended Dec 31		Ended Dec 31
	2021	2020	2021	2020
Research and development expenses	$6,154	$2,854	$19,583	$10,902
General and administrative expenses	1,567	1,796	6,251	5,666
Operating loss	(7,721)	(4,650)	(25,834)	(16,568)
Finance income	746	94	2,039	216
Finance expenses	(72)	(216)	(915)	(223)
Net loss before tax	(7,047)	(4,772)	(24,710)	(16,575)
Income tax benefit	(1,323)	503	178	1,557
Net loss for the period	$(8,370)	$(4,269)	$(24,532)	$(15,018)
Net loss attributable to equity holders of Evaxion Biotech A/S	$(8,370)	$(4,269)	$(24,532)	$(15,018)
Loss per share – basic and diluted	$(0.39)	$(0.27)	$(1.26)	$(0.97)
Number of shares used for calculation (basic and diluted)	21,671,312	16,075,802	19,493,143	15,434,758